UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 13, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 29, 2018

1.                                     Date, Time and Place: Held on November 29, 2018, at 01:30 p.m., at Street Fidêncio Ramos, no. 302, 3rd floor, Torre B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The following members of the Board of Directors in attendance: Mrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Cesar Augusto Chaves Mendonça, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat. The absence of Mr. Ernesto Lozardo was justified, which was replaced, under the terms of item 4 the Internal Regulation, by his alternate Mr. Leonardo Mandelblatt de Lima Figueiredo.

4.                                     Presiding:                                    Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: The members of the Company’s Board of Directors were present to the meeting to decide on: (i) the sale of a Company’s property, known as the GRECA gymnasium, located in the city of São Mateus, in the State of Espírito Santo, for the Government of Espírito Santo, in an amount of R$3,000,000.00 (three million reais); (ii) the donation of a Company’s property with a total area of 75 thousand square meters located in the city of São Mateus for SENAI; and (iii) authorization for the Company’s executives to trade shares issued by the Company.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board Members present decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                                     According to the item XV of article 17 of the Company’s Bylaws, approve the sale of GRECA gymnasium, located in São Mateus for the Government of the State of Espírito Santo, in an amount of R$3,000,000.00 (three million reais);

(ii)                                  According to the item XV, article 17 of the Company’s Bylaws, approve the donation of a Company’s property with a total area of 75 thousand square meters, located in the municipality of São Mateus, State of Espírito Santos, for SENAI.

(iii)                               Authorize the employees to trade shares issued by the Company during the month of December of this year, exempting them from the application of the rule established in item 4.1.3, (b) of the Securities Trading Policy issued by the Company, highlighting the need to comply with the prohibition rules to negotiate securities defined by the applicable legislation.

7.                  Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by the members of the Board in attendance. Presiding Board: Mr. José Luciano Duarte Penido (Chairman) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Cesar Augusto Chaves Mendonça, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Leonardo Mandelblatt de Lima Figueiredo (alternate of Mr. Ernesto Lozardo), Marcos Barbosa Pinto and Raul Calfat.

São Paulo, November 29, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman of the Board of Directors	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO